

February 4, 2015

Via E-mail
Mr. Mark J. Stockslager
Chief Financial Officer
Sunlink Health Systems, Inc.
900 Circle 75 Parkway, Suite 1120
Atlanta, GA 30339

Re: **Sunlink Health Systems, Inc.**
                   Form 10-K for the Fiscal Year Ended June 30, 2014
                   Filed September 26, 2014
                   File No. 1-12607

Dear Mr. Stockslager:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document.

Please respond to this letter within 10 business days by amending your filing or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment to your filing and the information you provide in response to the comments, we may have additional comments.

Item 9A. Controls and Procedures, page 68

1. Please amend your filing to include management's assessment of the effectiveness of your internal control over financial reporting as of June 30, 2014 as required under Item 308(a) of Regulation S-K. Your report should indicate what internal control framework was used in your assessment.

2. In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of June 30, 2014 and revise your disclosure as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mary Mast, Senior Staff Accountant, at (202) 551-3613 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant